

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 17, 2017

Mail Stop 4561

Paramjit Mann
President
OS Support, Inc.
112 North Curry Street
Carson City, NV 89703

> **Re:** **OS Support, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2016**
> **File No. 333-215217**

Dear Mr. Mann:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please clarify where your principal executive offices are located and where you will conduct your business operations. We note that you provide a Nevada address; however, this address appears to be the address of your registered agent.

2.   We note the phone number provided on the facing page of your registration statement does not appear to be in operation. Please revise to provide a corporate phone number where your principal officer may be contacted.

Prospectus Cover Page

3.	On the cover page you state that you will offer for sale 2,500,000 shares of your common stock, but you refer to the sale of 4,000,000 shares throughout your registration statement. Please reconcile this inconsistency.

Summary Information

Summary Information about OS Support, Inc., page 5

4.	Throughout your filing you indicate that you will operate a pay as you go company providing support services for the top 10 open-source software programs. As such, please clarify your disclosure here that you intend to be an online shopping mall specializing in bathroom and kitchen fixtures and faucets.

5.	Please advise us of the relevance of the references to July 29, 2015 and June 30, 2015 in your prospectus summary. Please provide more current information, as relevant.

Risk Factors

We incur costs associated with SEC reporting compliance …, page 9

6.	You state that you "will become a reporting issuer" under the Securities Exchange Act. Please advise us whether you will file a Form 8-A to register your common stock under the Securities Exchange Act. If not, please add a risk factor alerting investors that because your common stock will not be registered under the Exchange Act, you will not be a fully reporting company but will be subject only to the reporting obligations imposed by Section 15(d) of the Exchange Act. Explain the effect on investors of the automatic reporting suspension under Section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and Section 16 of the Exchange Act.

Because the Company's management has no prior experience…, page 12

7.	Please revise this risk factor or add a separate risk factor to address Mr. Mann's lack of experience or expertise in the software industry, or explain to us why it is not necessary. We note on page 28 that Mr. Mann's management biography does not contain any background in the software industry or technical credentials.

8.	Please tell us whether Mr. Mann has any experience in management or in operating an international business. To the extent Mr. Mann has no such experience, risk factor disclosure would appear to be warranted.

Information with Respect to the Registrant

Product Description, page 23

9.   Please revise to provide more information about the staff you plan to hire to provide technical support for your clients. Please tell us, and disclose as appropriate, whether the employees will be working in a call center or in some other arrangement. We note that your plan of operation does not include costs related to leasing office space. Also, please clarify whether the employees will be based in India.

10.   Please revise to clarify your proposed market and client base. It is unclear whether you will primarily seek or target clients in India or, for example, North America, and whether you will target individuals, small businesses, or larger businesses.

Regulatory Matters, page 24

11.   You state that you are "unaware of and do not anticipate having to expend significant resources to comply with any governmental regulations of data storage" and that you are "not subject to special regulatory and/or supervisory requirements." Please explain the relevance of data storage regulations to your support services business. Please also revise this section to discuss material regulatory matters that affect your prospective business, such as Indian laws related to outsourcing and labor, tax matters related to having clients outside of India, and currency issues associated with operating a web-based business with clients in other countries.

Financial Statements

Report of Independent Registered Accounting Firm, page F-2

12.   Please have your auditors revise their opinion to state that they have audited the related financial statements of operations, stockholders' equity (deficit) and cash flows for the two years ended June 30, 2016.

Directors and Executive Officers, page 28

13.   Please revise to clarify what you mean by "Zonal Officer" and provide a brief description of Mr. Mann's duties as the Zonal Officer for Tops Security Ltd.

14.   Please provide additional information regarding Mr. Mann's qualifications such as a brief description of his educational background or any particular areas of expertise. Refer to Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions, page 32

15.   On pages F-9 and F-17, you disclose that you received related party loans with a balance of $1,524 from the "Director of the Company." Please revise this section to provide the disclosure required by Item 404(d)(1) of Regulation S-K for this transaction.

16.   On page 32, you state that your "sole officer and director provides office space at no charge to the Company." Please revise to provide more detail regarding this office space arrangement, including a description of the office space and its location.

Exhibits

17.   Your subscription agreement filed as Exhibit 10.4 references your offering closing 90 days after a specified date, with the option of management extending the offering period for another 90 days. Your registration statement, however, refers to an offering period of 180 days, with the option of management extending the offering another 90 days. Please revise to reconcile this inconsistency.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Rebekah Lindsey, Staff Accountant, at (202) 551-3303, Staff Accountant, at (202) 551- 3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or me at (202) 551-3457 with any other questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel
                                        Office of Information
                                        Technologies and Services